EXHIBIT 10.48
PRIVATE & CONFIDENTIAL
December 27, 2010
Russell Hammer
4478 Wellington Drive
Long Grove, IL 60047
Dear Russ:
On behalf of Orbitz Worldwide, Inc. (together with its subsidiaries, collectively, the “Company”), I am pleased to confirm our offer to you of a position on the Orbitz Worldwide Senior Leadership Team as Senior Vice President, Chief Financial Officer, leading the finance organization and reporting to Barney Harford, President and Chief Executive Officer. January 1, 2011 will be your start date, and your base salary will be $425,000 annually with a bi-weekly pay rate of $16,346.16.
Cash Sign-on Bonus
You will receive a cash sign-on bonus of up to $531,000, less applicable taxes, payable within thirty (30) days of your start date; provided, however, if you voluntarily resign from your position or your employment is terminated by the Company for “Cause” (as defined in this letter), you will be responsible for repaying the gross amount of the sign-on bonus back to the Company on or prior to your last day of employment with the Company in accordance with the following schedule:

Number of Years from Start Date you
Voluntarily Resign or are terminated for Cause:	Sign-on Bonus Repayment Obligation:
1 year or less	100%
More than 1 year but less than 2 years	50%
2 years or more	0%
Notwithstanding the foregoing, upon a “Change in Control” (as defined in the 2007 Equity and Incentive Plan), the repayment obligation under this agreement shall be null and void.
You are receiving this cash sign-on bonus in light of the possibility you may be foregoing all or part of your 2010 Bonus from Crocs Incorporated (“Crocs”), which you have informed us will be $531,000. Any 2010 Bonus amounts paid to you by Crocs will be deducted from the cash sign-on bonus amount that the Company pays you.
Equity Awards
In addition, effective on your first day of employment, you will receive a sign-on equity award consisting of 200,000 restricted stock units and 200,000 stock options granted under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, subject, in each case, to approval of the Compensation Committee of the Orbitz Worldwide, Inc. Board of Directors (the “Committee”) and the terms and/or conditions of the grant established by the Compensation Committee. Each restricted stock unit represents the right to receive one share of our common stock (or cash equal to the fair market value of one share of our common stock) on the applicable vesting date. Each stock option represents the right to purchase one share of our common stock at the specified exercise price, which is the fair market value (as defined in the plan) of

Russell Hammer
December 27, 2010

our common stock on the date the stock option is granted. The restricted stock units will vest monthly over a four year period and stock options will vest annually over a four year period and will be subject to such other terms and conditions as are contained in the respective agreements evidencing the awards.
Perquisites
While you are employed by the Company, you will be entitled to Company-paid perquisites such as financial planning assistance, and a parking space in or near our offices located at 500 W. Madison Street, Chicago, IL, 60661. Additionally, the Company will reimburse you for reasonable legal expenses not exceeding $10,000, in connection with the negotiation of this agreement. All perquisites will be paid on your behalf by the Company and will be included in your W-2 taxable income on an annual basis subject to applicable withholdings, which shall be your sole responsibility.
Bonus Plan
Beginning January 1, 2011, you will be eligible to participate in the Company’s incentive bonus plan (currently, the Orbitz Worldwide, Inc. Performance-Based Annual Incentive Plan, as amended from time to time) (the “Bonus Plan”), provided that you are actively employed by and in good standing with the Company on the payment date (except as otherwise provided under “Severance” below) and subject to the other terms, conditions and eligibility requirements of the Bonus Plan. Notwithstanding the foregoing, your target bonus for purposes of the Bonus Plan will be no less than 75% of your eligible base salary for 2011 and 2012. Payments under the Bonus Plan are determined based on your target bonus percentage and eligible earnings at the beginning of the relevant plan period, as well as the achievement of Company financial and strategic objectives, individual performance and the discretion of the Committee, and are made subject to such other terms, conditions and criteria as the Committee may determine in its sole discretion.
Severance
Should your employment be involuntarily terminated by the Company other than for “Cause” (as defined below) within two (2) years of the date of this letter, you will be eligible to receive the following severance benefits:
     Termination without Cause:
•	Lump sum cash payment equal to your annual base salary in effect on the date of termination; and

•	Lump sum cash payment equal to the product of: (i) your annual target bonus (in effect on the date of termination) and (ii) the actual funding percentage, based on the achievement of Company financial and strategic factors, used in calculating awards for executive officers under the Bonus Plan for the year of termination, prorated based on the date of termination, payable no later than when annual bonuses, if any, are paid to executive officers of the Company; and

•	COBRA subsidy for the first twelve (12) months following the month of termination; provided that such benefits shall be taxable to you to the extent advisable under Section 105(h) of the Internal Revenue Code of 1986, as amended (the “Code”).
Termination without Cause or resignation due to a “Constructive Termination” (as defined below), within one (1) year following a Change in Control:
•	Lump sum cash payment equal to your annual base salary in effect on the date of termination; and

Russell Hammer
December 27, 2010

•	Lump sum cash payment equal to your annual target bonus in effect on the date of termination; and

•	Lump sum cash payment equal to your annual target bonus in effect on the date of termination, prorated based on the date of termination; and

•	COBRA subsidy for the first twelve (12) months following the month of your termination; provided that such benefits shall be taxable to you to the extent advisable under Section 105(h) of the Code.
To be entitled to the benefits under this agreement, you must agree to be bound by the terms and conditions outlined herein, including all restrictions applicable to you which includes the execution of a general release waiving all claims against the Company, which release will be provided to you in sufficient time to allow you to review and execute the release, and for any revocation period to expire, so that such benefits (other than the COBRA subsidy) can be paid to you by the short-term deferral deadline referred to in the following paragraph. Following the completion of your second year of employment, you will be subject to the terms and conditions of any executive Company severance policy in place for its most senior officers (other than the CEO) at that time and not by the above provisions of this letter pertaining to severance; except that for purposes of any such severance policy the terms “Cause” and “Constructive Termination” shall continue to have the meanings contained in this letter.
Notwithstanding anything to the contrary set forth herein, all payments and benefits described in this agreement that are not otherwise exempt from Section 409A of the Code (“Section 409A”) shall be fully paid no later than the short-term deferral deadline set forth in Treasury Regulation Section 1.409A-1(b)(4). Notwithstanding anything to the contrary set forth herein, in the event that any change to this agreement or any additional terms are required to comply with Section 409A (or an exemption therefrom), you hereby agree that the Company may make such change or incorporate such terms (by reference or otherwise) without your consent; provided that you are promptly notified of the adoption of any such change or additional terms, and, if you object in writing to the adoption of any such change or additional terms, such change or additional terms will not apply. To the extent (i) any payments to which you become entitled under this agreement, or any agreement or plan referenced herein, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A and (ii) you are deemed at the time of such termination of employment to be a “specified” employee under Section 409A, then such payment or payments shall not be made or commence until the earlier of: (i) the expiration of the six (6)-month period measured from the date of your “separation from service” (as such term is at the time defined in Treasury Regulations under Section 409A) with the Company and (ii) the date of your death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary, as applicable, in one lump sum. For purposes of this agreement, no payment that is subject to (and not exempt from Section 409A) will be made to you upon termination of your employment unless such termination constitutes a “separation from service” within the meaning of Section 409A and Section 1.409A-1(h) of the Treasury Regulations thereunder. The payments under this letter are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations under Section 409A.
Cause
For purposes of this agreement, “Cause” shall mean: (A) your failure to substantially perform your duties to the Company as determined by the Board of Directors (other than as a result of total or partial incapacity due to disability) for a period of ten (10) days following receipt of written notice from the Company by you of such failure, provided that it is understood that this clause (A) shall not apply if the

Russell Hammer
December 27, 2010

Company terminates your employment because of dissatisfaction with actions taken by you in the good faith performance of your duties to the Company; (B) theft or embezzlement of property of the Company or dishonesty in the performance of your duties to the Company; (C) an act or acts on your part constituting (i) a felony under the laws of the United States or any state thereof or (ii) a crime involving moral turpitude; (D) your willful malfeasance or willful misconduct in connection with your duties or any act or omission that is materially injurious to the financial condition or business reputation of the Company; or (E) your breach of the provisions of any non-compete, non-solicitation or confidentiality agreements agreed to with the Company.
Constructive Termination
For purposes of this agreement, “Constructive Termination” shall be deemed to have occurred upon (A) any material reduction in your base salary or target bonus (excluding any change in value of equity incentives resulting solely from a change in the value of the Company’s equity or a reduction affecting all similarly situated executives) to the same extent; (B) the failure of the Company to pay compensation or benefits when due; (C) the primary business office for you being relocated by more than 50 miles; or (D) a material and sustained diminution to your duties and responsibilities (as defined below); provided that any of the events described in clauses (A)-(D) of this definition shall constitute a Constructive Termination only if the Company fails to cure such event within 30 days after receipt by the Company’s Board of Directors from you of written notice of the event which constitutes a Constructive Termination; provided, further, that a “Constructive Termination” shall cease to exist for an event on the 60th day following the later of its occurrence or your knowledge of such occurrence, unless you have given the Company written notice of such occurrence prior to the 60th day.
Diminution of Duties and Responsibilities
For purposes of this agreement, a “Diminution of Duties and Responsibilities” shall be deemed to have occurred upon (A) a significant diminution in the nature or scope of your authority, title, function or duties and responsibilities from your authority, title, function or duties and responsibilities in effect immediately preceding any Change in Control; (B) any material breach of the terms of this agreement by the Company; or (C) failure of any successor or assignee to the Company to assume this agreement.
The Company expects that you will hold and maintain in strictest confidence the terms and conditions of this agreement, and that you will not disclose the terms and conditions contained herein to any person, group, media or other entity (other than appropriate advisors, including legal and tax advisors), unless legally compelled to do so. In addition, by signing this agreement, you hereby acknowledge that this agreement sets forth the entire agreement between you and the Company concerning the subject matter contained herein and supersedes any and all prior agreements or understandings, whether written or oral. You also represent and affirm that you do not have any non-competition, non-solicitation, restrictive covenant or other similar agreement or contract (other than the disclosed non-compete with Crocs) that will or may restrict or limit in any way your ability to perform the duties of the position you have been offered with the Company, and that the Company’s offer of employment is contingent upon this representation by you. In addition, the Company requires that you comply with any confidentiality obligations you have to your current and any former employers.
Additionally, due to the nature of your position, you will have access to certain proprietary and/or confidential information related to the affairs, business, results of operations, accounting methods, practices and procedures, potential acquisitions, financial condition, clients, customers and other relationships of the Company. By signing below, you agree to comply with the covenants contained in the 2007 Equity and Incentive Plan (attached) concerning non-competition, non-solicitation, confidentiality and other matters, including following the termination of your employment with the Company.

Russell Hammer
December 27, 2010

Per the Company’s standard policy, this agreement is not intended as, nor should it be considered, an employment contract for a definite or indefinite period of time. Employment with the Company is at will, and either you or the Company may terminate your employment at any time, with or without cause.
Prior to beginning employment with Orbitz Worldwide, you will need to establish your U.S. employment eligibility as well as your identity. Examples of proper identification include a passport, or a valid driver’s license and social security card; alternate acceptable documents are stated on the enclosed list. You will need to bring this identification with you on your first day of employment.
This agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to conflicts of laws principles thereof.
Health and welfare benefits will begin on the first of the month following your date of hire. You will also receive a brief tour of the facilities, and we will obtain your signature indicating your agreement to comply with Orbitz Worldwide’s core policies.
If these terms are acceptable to you, please sign this letter in the space provided below and return a signed copy of it to me. Your signature below will indicate your understanding and acceptance of the foregoing terms and your obligations contained in the attached Addendum.
We are excited that you are joining our organization and look forward to having you as part of the Orbitz Worldwide team. If there is anything further I can do to assist you, please do not hesitate to contact me at 312-894-4850.
Regards,

Paul E. Wolfe
Group Vice President, Global Human Resources
Orbitz Worldwide
Accepted and agreed this 30th day of December, 2010:

/s/ Russell Hammer
Russell Hammer

Addendum to Letter Agreement
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1. Restrictive Covenants
     (a) Non-Competition
          (i) From the date hereof while employed by the Company and for a two (2) year period following the date you cease to be employed by the Company (the “Restricted Period”), irrespective of the cause, manner or time of any termination, you shall not use your status with any Company to obtain loans, goods or services from another organization on terms that would not be available to you in the absence of your relationship to the Company .
          (ii) During the Restricted Period, you shall not make any statements or perform any acts intended to advance the interests of any Competitors of the Company or in any way injuring the interests of the Company and the Company shall not make or authorize any person to make any statement that would in any way injure the personal or business reputation or interests of you; provided however, that, nothing herein shall preclude the Company or you from giving truthful testimony under oath in response to a subpoena or other lawful process or truthful answers in response to questions from a government investigation; provided, further, however, that nothing herein shall prohibit the Company from disclosing the fact of any termination of your employment or the circumstances for such a termination. For purposes of this agreement, the term “Competitor” means any enterprise or business that you have knowledge is engaged in, or has plans to engage in, at any time during the Restricted Period, any activity that competes with the businesses conducted during or at the termination of your employment, or then proposed to be conducted, by the Company in a manner that is or would be material in relation to the businesses of the Company or the prospects for the businesses of the Company (in each case, within 100 miles of the Company’s United States, European or Asian headquarters). During the Restricted Period, you, without prior express written approval by the Company’s Board of Directors, shall not (A) engage in, or directly or indirectly (whether for compensation or otherwise) manage, operate, or control, or join or participate in the management, operation or control of a Competitor, in any capacity (whether as an employee, officer, director, partner, consultant, agent, advisor, or otherwise) or (B) develop, expand or promote, or assist in the development, expansion or promotion of, any division of an enterprise or the business intended to become a Competitor at any time after the end of the Restricted Period or (C) own or hold a Proprietary Interest in, or directly furnish any capital to, any Competitor of the Company. You acknowledge that the Company’s businesses are conducted nationally and internationally and agree that the provisions in the foregoing sentence shall operate throughout the United States and the world (subject to the definition of “Competitor”).
          (iii) During the Restricted Period, you, without express prior written approval from the Company’s Board of Directors, shall not solicit any members or the then current Clients of the Company or any potential Clients of the Company with who you have had dealings or learned confidential information within the six (6) months prior to the date you cease to be employed by the Company for any existing business of the Company or discuss with any employee of the Company information or operations of any business intended to compete with the Company. For purposes of this Section, the term “Clients” means suppliers and corporate clients including but not limited to airlines, hotels and companies with corporate accounts with the Company, but shall not include individual “end-users” or ultimate individual consumers of the Company’s services.
          (iv) During the Restricted Period, you shall not interfere with the employees or affairs of the Company or solicit or induce any person who is an employee of the Company to terminate any relationship such person may have with the Company, nor shall you during such period directly or indirectly engage, employ or compensate, or cause or permit any Person with which you may be affiliated, to engage, employ or compensate, any employee of the Company.
          (v) For the purposes of this agreement, “Proprietary Interest” means any legal, equitable or other ownership, whether through stock holding or otherwise, of an interest in a business, firm or entity;

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provided that ownership of less than 5% of any class of equity interest in a publicly held company shall not be deemed a Proprietary Interest.
          (vi) From the date hereof while employed by the Company and thereafter, you shall not make any disparaging or defamatory comments regarding the Company or, after termination of the employment relationship with the Company, make any comments concerning any aspect of the termination of the relationship. Your obligations under this paragraph shall not apply to disclosures required by applicable law, regulation or order of any court or governmental agency.
          (vii) The period of time during which the provisions of this Section shall be in effect shall be extended by the length of time during which you are in breach of the terms hereof as determined by any court of competent jurisdiction on the Company’s application for injunctive relief.
          (viii) You agree that the restrictions contained in this Section are an essential element of the compensation you are granted hereunder and but for your agreement to comply with such restrictions, the Company would not have entered into this agreement.
          (ix) It is expressly understood and agreed that although you and the Company consider the restrictions contained in this Section to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this agreement is an unenforceable restriction against you, the provisions of this agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.
     (b) Confidentiality
          (i) You will not at any time (whether during or after your employment with the Company) (x) retain or use for the benefit, purposes or account of you or any other Person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information (including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals) concerning the past, current or future business, activities and operations of the Company and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Company’s Board of Directors.
          (ii) “Confidential Information” shall not include any information that is (i) generally known to the industry or the public other than as a result of your breach of this covenant or any breach of other confidentiality obligations by third parties; (ii) made legitimately available to you by a third party without breach of any confidentiality obligation; or (iii) required by law to be disclosed; provided that you shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate, at the Company’s cost, with any attempts by the Company to obtain a protective order or similar treatment.
          (iii) Except as required by law, you will not disclose to anyone, other than your immediate family and legal or financial advisors, the existence or contents of this agreement (unless this agreement shall be publicly available as a result of a regulatory filing made by the Company); provided that you may disclose to any prospective future employer the provisions of this Section provided they agree to maintain the confidentiality of such terms.

Addendum to Letter Agreement
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          (iv) Upon termination of your employment with the Company for any reason, you shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in your possession or control (including any of the foregoing stored or located in your office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, except that you may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which you are or becomes aware.
     (c) Intellectual Property
          (i) If you have created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to your employment by the Company, that are relevant to or implicated by such employment (“Prior Works”), you hereby grant the Company a perpetual, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business.
          (ii) If you create, invent, design, develop, contribute to or improve any Works, either alone or with third parties, at any time during your employment by the Company and within the scope of such employment and/or with the use of any the Company resources (“Company Works”), you shall promptly and fully disclose same to the Company and hereby irrevocably assign, transfer and convey, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.
          (iii) You agree to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company at all times.
          (iv) You shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works. If the Company is unable for any other reason to secure your signature on any document for this purpose, then you hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as your agent and attorney in fact, to act for and in your behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.
          (v) You shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. You shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. You acknowledge that the Company may amend any

Addendum to Letter Agreement
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such policies and guidelines from time to time, and that you remain at all times bound by their most current version.
     (d) Specific Performance
     You acknowledge and agree that the Company’s remedies at law for a breach or threatened breach of any of the provisions of this Section would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, you agree that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. Without limiting the generality of the foregoing, neither party shall oppose any motion the other party may make for any expedited discovery or hearing in connection with any alleged breach of this Section 1.
     (e) Cooperation with Litigation
     You agree to cooperate with and make yourself readily available to the Company and its General Counsel, as the Company may reasonably request, to assist it in any matter regarding the Company and/or its affiliates, subsidiaries, and their predecessors, including giving truthful testimony in any litigation or potential litigation involving the Company and/or its affiliates, subsidiaries, and their predecessors, over which you have knowledge or information. The Company will reimburse you for any and all reasonable expenses reasonably incurred in connection with such cooperation by you.
     (f) Survival
     The provisions of this Section 1 shall survive the termination of your employment for any reason.
2. Miscellaneous
     (a) Governing Law This agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to conflicts of laws principles thereof.
     (b) Amendments This agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.
     (c) No Waiver The failure of a party to insist upon strict adherence to any term of this agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this agreement.
     (d) Severability In the event that any one or more of the provisions of this agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this agreement shall not be affected thereby.
     (e) Assignment This agreement, and all of your rights and duties hereunder, shall not be assignable or delegable by you. Any purported assignment or delegation by you in violation of the foregoing shall be null and void ab initio and of no force and effect. This agreement may be assigned by the Company to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.
     (f) Set Off; No Mitigation The Company’s obligation to pay you the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by you to the Company. You shall not be required to mitigate the amount of any payment provided for pursuant to this agreement by seeking other employment, taking into account the post-employment restrictive covenants set forth above.